Exhibit 99.1

Luxoft Holding, Inc Reports Results for Three Months and Financial Year Ended March  31, 2015

London, United Kingdom — May 13, 2015— Luxoft Holding, Inc (NYSE: LXFT), a leading provider of software development services and innovative IT solutions to a global client base, today announced results for the full financial year and for the three months ended March 31, 2015.

Highlights – Financial Year Ended March 31, 2015

•                  US GAAP revenue amounted to $520.5 million, an increase of 30.7% year over year or an increase of 37.3% on a constant currency basis

•                  Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) was $98.8 million, an increase of 35.9% year over year

•                  Diluted earnings per share (EPS) on a US GAAP basis was $1.91, compared to $1.59 last year

•                  Diluted EPS on a non-GAAP basis was $2.28, compared to $1.74 last year

•                  Employee productivity increased by 7% to $73.7 thousand per delivery engineer

Highlights – Three Months Ended March 31, 2015

•                  US GAAP revenue amounted to $137.4 million, an increase of 29.3% year over year and a decrease of 5.8% sequentially or an increase of 43.8% year over year and a decrease of 1.1% sequentially on a constant currency basis

•                  Adjusted EBITDA was $19.8 million and EBITDA margin was 14.4%, compared to $16.2 million and 15.2% in the year-ago quarter and $35.6 million and 24.4% sequentially

•                  Diluted EPS on a US GAAP basis was $0.27, compared to $0.32 in the year-ago quarter and $0.73 sequentially

•                  Diluted EPS on a non-GAAP basis was $0.46, compared to $0.36 in the year-ago quarter and $0.81 sequentially

Revenue for the full financial year ended March 31, 2015 increased to $520.5 million, up 30.7% from $398.3 million a year ago. Operating income was $79.6 million, an increase of 35.0% year over year from $59.0 million last year.  US GAAP net income was $63.1 million, or $1.91 per diluted share, compared to $51.2 million and $1.59 per diluted share a year ago. Non-GAAP net income was $75.4 million, or $2.28 per diluted share, compared to $56.1 million and $1.74 per diluted share a year ago.  Foreign exchange loss on the income statement contributed to the reduction of the Company’s EPS for the year ended March 31, 2015 by $0.22.  Reconciliations between non-GAAP financial measures and US GAAP operating results and diluted EPS are included at the end of this release.

Revenue for the three months ended March 31, 2015 increased to $137.4 million, up 29.3% from $106.3 million for the same period a year ago, and decreased 5.8% sequentially.  This reflects the normal seasonality of the business. Adjusted EBITDA was $19.8 million with corresponding margins of 14.4%, as compared to $16.2 million and 15.2%, respectively, in the year ago quarter, and $35.6 million and 24.4% sequentially. US GAAP net income was $9.0 million, or $0.27 per diluted share, compared to $10.4 million and $0.32 per diluted share for the same period a year ago, and $23.9 million and $0.73 sequentially. Non-GAAP net income was $15.1 million, or $0.46 per diluted share, compared to $11.8 million and $0.36 per diluted share for the same period a year ago, and $26.6 million and $0.81 sequentially.

“We are pleased to announce that Luxoft reported another strong year of growth and excellent operational performance,” said Dmitry Loschinin, President and Chief Executive Officer.  “We were able to tackle numerous challenges created by geopolitical and macro conditions and successfully executed on all planned corporate initiatives as well as promises given to the market throughout the year.  We have made a series of significant steps towards becoming a truly global enterprise, now with over 9,000 employees and spanning North America, Europe, Asia, Africa and Australia.  We have enhanced our portfolio of solutions, expertise and clients - organically and via value-added acquisitions - at a record pace in the Company’s history.  Our agility has helped us make necessary adaptive changes throughout the year to become an even stronger company to continue to deliver premier-quality services to our clients and solid results to our shareholders.”

Five of Luxoft’s six verticals experienced solid revenue growth, with Financial services, Automotive and transport and Energy delivering the strongest performance: 45.0%, 28.2% and 22.0% growth, respectively, on a year-over-year basis. Excluding a one-off significant project with Glonass, which has ended, Automotive and transport vertical grew 45.1% year over year.  The company also exhibited solid performance across all of its core revenue-generating geographies: revenues generated in the U.S. increased 22.5%, the U.K. revenues increased 44.1%, and German revenues increased 30.4% compared to a year ago.  Luxoft finished the financial year with 9,183 employees, of which 7,849 were delivery professionals, who continued to drive average productivity to an annual record of $73.7 thousand per engineer, which represents an increase of 7% vs. last year.  The average delivery headcount increased by 22.6% as compared to the financial year ended March 31, 2014, which is 8.1% slower than the revenue growth for the same period.  Employee attrition stood at 10.5%, which management believes is the lowest in the industry.  The effective tax rate for the full financial year ended March 31, 2015 was 13.5%.

In February 2015 Luxoft purchased Excelian Limited, a privately held U.K.-based systems integrator and technology consulting company specializing in trading and risk management software for the financial services and commodities markets.  Excelian’s expertise includes implementation of financial software platforms from industry-leading providers such as Murex, OpenLink, and Calypso.  As a result, the Company’s results for the year ended March 31, 2015 include 40 days of financial performance of Excelian Limited.

“This year our Company continued to generate superior revenue growth and solid profitability in constant and reporting currency terms.  Our annual growth in operating income and adjusted EBITDA outpaced the top line growth.  We have expanded the list of our High Potential Accounts with accounts of at least one year old posting on average over 80% growth in revenues on year over year basis,” said Roman Yakushkin, Chief Financial Officer.  “We are building up Luxoft to become a next generation provider in our core domains.  Our increased focus on combining end-to-end services and solutions continues to generate demand for non-commoditized value-added services, which is being reflected in our productivity metrics.  We believe Luxoft is on a path of steady growth in the new financial year 2016 and look forward to delivering another year of strong performance.”

Outlook for the Financial Year Ending March 31, 2016:

•                  Revenue is expected to be at least $625.0 million, an increase of at least 20.0% year over year in the reporting currency and 26% year over year in constant currency

•                  Adjusted EBITDA margin is expected to be in the range of 17.0% - 19.0%

•                  Diluted EPS is expected to be at least $2.00 on a US GAAP basis and at least $2.52 on a non-GAAP basis

•                  EPS is based on an estimated weighted average of 33,606,018 diluted shares

Conference Call Information:

Luxoft Holding, Inc will host a conference call on May 14, 2015 at 8:00 a.m. EST to discuss its financial results for the three months and financial year ended March 31, 2015. To access the conference call, please dial 877-407-8293 (for U.S. callers) or 201-689-8349 (for international callers).  A live webcast of the conference call will also be available during the call and can be accessed at https://event.webcasts.com/starthere.jsp?ei=1062320. Participants, please access the website at least 10 minutes prior to the call to register and follow the instructions provided on the website to download and install the necessary applications. An archived recording of the conference call will be available for a limited time by dialing one of the following numbers: 877-660-6853 (for U.S. callers) or 201-612-7415 (for international callers) and entering the conference ID#13607831. The replay will be available from two hours as of the end of the call and up to 11:59 p.m. EST on May 21, 2015. The replay details will also be available at Luxoft’s Investor Relations section during the same time period.

About Luxoft:

Luxoft Holding, Inc. (NYSE:LXFT US) is a leading provider of software development services and innovative IT solutions to a global client base consisting primarily of large multinational corporations. Luxoft’s software development services consist of core and mission critical custom software development and support, product engineering and testing, and technology consulting. Luxoft’s solutions are based on its proprietary products and platforms that directly impact its clients’ business outcomes and efficiently deliver continuous innovation. The Company develops its solutions and delivers its services from 24 dedicated delivery centers worldwide. It has over 9,000 employees across 27 offices in 15 countries in North America, Mexico, Western and Eastern Europe, Asia Pacific, and South Africa. Luxoft is incorporated in Tortola, British Virgin Islands, has its operating headquarters office in Zug, Switzerland and is listed on the New York Stock Exchange. For more information, please visit http://www.luxoft.com.

Non-GAAP Financial Measures:

To supplement our financial results presented in accordance with US GAAP, this press release includes the following measures defined by the Securities and Exchange Commission as non-GAAP financial measures: earnings before interest, tax, depreciation and amortization (EBITDA); adjusted EBITDA; non-GAAP net income and non-GAAP diluted Earnings per share (EPS). Non-GAAP diluted EPS are calculated as non-GAAP net income divided by weighted average number of diluted shares. We provide these non-GAAP financial measures because we believe that they present a better measure of our core business and management uses them internally to evaluate our ongoing performance.  Accordingly, we believe that these non-GAAP measures are useful to investors in enhancing their understanding of our operating performance.  These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable US GAAP measures. The non-GAAP results and a full reconciliation between US GAAP and non-GAAP results are provided in the accompanying tables at the end of this press release.

Forward-Looking Statements:

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding: the persistence and intensification of competition in the IT industry; the future growth of spending in IT services outsourcing generally and in each of our industry verticals, application outsourcing and custom application development and offshore research and development services; the level of growth of demand for our services from our clients; the level of increase in revenues from our new clients; seasonal trends and the budget and work cycles of our clients; general economic and business conditions in our locations, including geopolitical instability and social, economic or political uncertainties, particularly in Russia and Ukraine, and any potential sanctions, restrictions or responses to such conditions imposed by some of the locations in which we operate; the levels of our concentration of revenues by vertical, geography, by client and by type of contract in the future; the expected timing of the increase in our corporate tax rate, or actual increases to our effective tax rate which we may experience from time to time; our expectations with respect to the proportion of our fixed price contracts; our expectation that we will be able to integrate and manage the companies we acquire and that our acquisitions will yield the benefits we envision; the demands we expect our rapid growth to place on our management and infrastructure; the sufficiency of our current cash, cash flow from operations, and lines of credit to meet our anticipated cash needs; the high proportion of our cost of services comprised of personnel salaries; our plans to introduce new products for commercial resale and licensing in addition to providing services; our anticipated joint venture with one of our clients; and our continued financial relationship with IBS Group Holding limited and its subsidiaries including expectations for the provision and purchase of services and purchase and lease of equipment; and other factors discussed under the heading “Risk Factors” in the Annual Report on Form 20-F for the year ended March 31, 2014 and other documents filed with or furnished to the Securities and Exchange Commission. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Investor Relations:

Alina V. Plaia

Vice President

(212) 964-9900 (ext. 2404)

ir@luxoft.com

Luxoft Holding, Inc

Consolidated statements of comprehensive income

(In thousands of US dollars)

	For the three months ended March 31,		For the years ended March 31,
	2015	2014	2015	2014
	Unaudited		Unaudited

Sales of services	$137,352	$106,281	$520,548	$398,331
Operating expenses
Cost of services (exclusive of depreciation and amortization)	82,056	62,705	293,960	229,537
Selling, general and administrative expenses	35,340	27,360	128,952	95,946
Depreciation and amortization	5,084	3,552	16,834	12,944
Loss from revaluation of contingent liability	170	13	1,166	922
Operating income	14,702	12,651	79,636	58,982

Other income and expenses
Interest expense, net	(30)	(309)	(543)	(1,508)
Other gains (loss), net	243	408	1,430	557
Gain (loss) from foreign currency exchange contract	—	(817)	1,321	(1,134)
Net foreign exchange loss	(5,144)	(341)	(8,867)	(961)
Income before income taxes	9,771	11,592	72,977	55,936
Income tax expense	(729)	(1,190)	(9,828)	(4,706)
Net income	$9,042	$10,402	$63,149	$51,230
Net (income) loss attributable to the non-controlling interest	—	—	—	—
Net income attributable to the Group	$9,042	$10,402	$63,149	$51,230

Other comprehensive income, net of tax
Foreign currency translation adjustment	(104)	(23)	(47)	1,118
Unrecognized actuarial loss	(378)	—	(378)	—
Comprehensive income	$8,560	$10,379	$62,724	$52,348
Comprehensive income (loss) attributable to the non-controlling interest	—	—	—	—
Comprehensive income attributable to the Group	$8,560	$10,379	$62,724	$52,348

Luxoft Holding, Inc

Consolidated Balance Sheet

(In thousands of US dollars except share amounts)

Luxoft Holding, Inc

	As of March 31, 2015	As of March 31, 2014
	Unaudited
Assets
Current assets
Cash and cash equivalents	$45,593	$37,503
Trade accounts receivable, net of allowance for doubtful accounts of $1,299 at March 31, 2015 and $651 at March 31, 2014	102,269	78,624
Unbilled revenue	34,269	25,879
Work-in-progress	1,449	4,720
Due from related parties	1,121	1,280
VAT and other taxes receivable	2,403	1,755
Deferred tax assets	1,864	1,027
Advances issued	3,467	3,689
Other current assets	2,685	2,295
Total current assets	195,120	156,772

Non-current assets
Deferred tax assets	1,518	—
Property and equipment, net	34,727	26,445
Intangible assets, net	41,787	21,007
Goodwill	28,556	11,351
Other non-current assets	2,638	2,122
Total non-current assets	109,226	60,925
Total assets	$304,346	$217,697

Liabilities and shareholders’ equity
Current liabilities
Short-term borrowings	$1,333	$20,476
Accounts payable	9,007	10,575
Advances received	678	1,754
Accrued liabilities	19,860	15,360
Deferred revenue	9,165	195
Due to related parties	508	144
VAT and other taxes payable	17,382	8,965
Contingent payable for business acquisition, current	8,460	1,489
Contingent payable for software acquisition, current	698	171
Other current liabilities	920	925
Total current liabilities	68,011	60,054

Deferred tax liability, non-current	3,863	2,811
Contingent payable for business acquisition, non-current	12,605	3,320
Contingent payable for software acquisition, non-current	1,359	1,749
Other non-current liabilities	384	146
Total liabilities	86,222	68,080

Shareholders’ equity
Share capital (80,000,000 shares authorized; 32,851,345 issued and outstanding with no par value as at March 31, 2015, and 80,000,000 shares authorized; 32,758,535 issued and outstanding with no par value as at March 31, 2014)	—	—
Additional paid-in capital	89,173	83,390
Retained earnings	130,619	67,470
Accumulated other comprehensive loss	(1,700)	(1,275)
Total shareholders’ equity attributable to the Group	218,092	149,585
Non-controlling interest	32	32
Total equity	218,124	149,617
Total liabilities and equity	$304,346	$217,697

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

(Unaudited)

(In thousands of US dollars, except per share amounts and percentages)

	Three Months Ended March 31,				Year Ended March 31,
	2015	2015		2015	2015	2015		2015
	GAAP	Adjustments		Non- GAAP	GAAP	Adjustments		Non- GAAP
Operating income	14,702	6,642	(a)	21,344	79,636	13,555	(a)	93,191
Operating margin	10.70%	4.84%		15.54%	15.30%	2.60%		17.90%
Net income	9,042	6,103	(b)	15,145	63,149	12,229	(b)	75,378
Diluted earnings per share	$0.27	—		$0.46	$1.91	—		$2.28

	Three Months Ended March 31,				Year Ended March 31,
	2014	2014		2014	2014	2014		2014
	GAAP	Adjustments		Non- GAAP	GAAP	Adjustments		Non- GAAP
Operating income	12,651	1,369	(a)	14,020	58,982	4,904	(a)	63,886
Operating margin	11.90%	1.29%		13.19%	14.81%	1.23%		16.04%
Net income	10,402	1,369	(b)	11,771	51,230	4,904	(b)	56,134
Diluted earnings per share	$0.32	—		$0.36	$1.59	—		$1.74

	Three Months Ended March 31,		Years Ended March 31,
(a)	2015	2014	2015	2014
Adjustments to GAAP operating income
Stock-based compensation expense	$3,699	$715	$5,783	$1,418
Amortization of purchased Intangible assets	1,718	641	5,103	2,564
Loss from revaluation of contingent liability	170	13	1,166	922
Acquisition related costs	1,055	—	1,503	—
Total Adjustments to GAAP income from operations:	$6,642	$1,369	$13,555	$4,904

	Three Months Ended March 31,		Years Ended March 31,
(b)	2015	2014	2015	2014
Adjustments to GAAP net income
Stock-based compensation expense	$3,699	$715	$5,783	$1,418
Amortization of purchased Intangible assets	1,271	641	4,105	2,564
Loss from revaluation of contingent liability	183	13	1,010	922
Acquisition related costs	950	—	1,331	—
Total Adjustments to GAAP net income	$6,103	$1,369	$12,229	$4,904

	Three Months Ended March 31,		Years Ended March 31,
	2015	2014	2015	2014
Net income	$9,042	$10,402	$63,149	$51,230
Adjusted for:
Interest Expense	30	309	543	1,508
Income tax	729	1,190	9,828	4,706
Depreciation and Amortization	5,084	3,552	16,834	12,944
EBITDA	$14,885	$15,453	$90,354	$70,388
Adjusted for
Stock based compensation	3,699	715	5,783	1,418
Loss from revaluation of contingent liability	170	13	1,166	922
Acquisition related costs	1,055		1,503	—
Adjusted EBITDA	$19,809	$16,181	$98,806	$72,728

Luxoft Holding, Inc

Schedule of supplemental information (Unaudited)

(In thousands; except percentages)

	Revenue for the three Months Ended March 31,
	2015		2014
Client location	Amount	% of sales	Amount	% of sales
U.S.	$47,702	34.7%	$44,406	41.8%
UK	45,517	33.1%	27,380	25.8%
Germany	18,559	13.5%	19,637	18.5%
Russia	7,325	5.3%	6,327	6.0%
Singapore	2,850	2.1%	656	0.6%
Switzerland	3,178	2.3%	2,133	2.0%
Rest of Europe	8,461	6.2%	4,051	3.8%
Other	3,760	2.8%	1,691	1.5%
Total	$137,352	100%	$106,281	100%

	Revenue for the Years Ended March 31,
	2015		2014
Client location	Amount	% of sales	Amount	% of sales
U.S.	$204,541	39.3%	$167,038	41.9%
UK	159,866	30.7%	110,950	27.9%
Germany	64,723	12.4%	49,648	12.5%
Russia	36,022	6.9%	35,835	9.0%
Singapore	15,216	2.9%	1,536	0.4%
Switzerland	10,800	2.1%	7,057	1.8%
Rest of Europe	22,109	4.2%	14,032	3.5%
Other	7,271	1.5%	12,235	3.0%
Total	$520,548	100%	$398,331	100%

	Revenue for the three Months Ended March 31,
	2015		2014
Industry vertical	Amount	% of sales	Amount	% of sales
Financial Services	$88,985	64.8%	$69,187	65.1%
Automotive and transport	17,637	12.8%	11,052	10.4%
Technology	11,042	8.0%	7,263	6.8%
Telecom	8,994	6.5%	7,934	7.5%
Travel and Aviation	7,186	5.2%	7,639	7.2%
Energy	3,118	2.3%	2,849	2.7%
Other	390	0.4%	357	0.3%
Total	$137,352	100%	$106,281	100%

	Revenue for the Years Ended March 31,
	2015		2014
Industry vertical	Amount	% of sales	Amount	% of sales
Financial Services	$346,027	66.5%	$238,712	59.9%
Automotive and transport	57,516	11.0%	44,875	11.3%
Technology	35,581	6.8%	33,505	8.4%
Telecom	33,683	6.5%	32,076	8.1%
Travel and Aviation	33,100	6.4%	37,206	9.3%
Energy	12,164	2.3%	9,973	2.5%
Other	2,477	0.5%	1,984	0.5%
Total	$520,548	100%	$398,331	100%